

Mail Stop 4631

February 15, 2018

<u>Via E-mail</u>
Mr. John Richardson
Chief Financial Officer
A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, OH 44333

> **Re: A. Schulman, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed October 25, 2017**
> **Form 8-K**
> **Filed on January 8, 2018**
> **File No. 0-7459**

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2017

Item 8. Financial Statements and Supplementary Data, page 49

Note 7 – Income Taxes, page 70

1.   We note that you recognized a tax benefit related to a worthless stock deduction during the fourth quarter of FY 2017 that you state represents a deduction for prior accounting losses for which no tax benefit was previously allowed. Please tell us the following: the foreign subsidiary that the worthless stock tax deduction relates to; how and why you determined that subsidiary meets the requirements for the worthless stock deduction; the specific facts and circumstances that resulted in the deduction being allowed now,

including how you determined the period in which to record the tax benefit; whether this deduction or similar deductions are expected to materially impact your effective income tax rate prospectively; and why it does not appear you provided any disclosures related to this deduction prior to recording it. Please also address the possibility that the IRS could challenge the validity of this deduction and, if applicable, address the need to expand your disclosures to clarify.

Form 8-K Filed on January 8, 2018

2.   We refer to the presentation of non-GAAP financial measures in your earnings release. Please revise future filings to:

- Present the most directly comparable GAAP measures with equal or greater prominence. In this regard we note you emphasize adjusted operating margin in your headline without referring to the most directly comparable GAAP measure;
- Reconcile EBITDA, as calculated, to net income in your adjusted EBITDA reconciliation; and
- Present the line item "Other" below EBITDA, as calculated, in your adjusted EBITDA reconciliation, since it appears to us that any EBITDA subtotal should only include adjustments identified by the acronym. Alternatively, you may eliminate the subtotal.

Please refer to the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction